

Mail Stop 3030

September 15, 2009

<u>Via U.S. Mail</u>

Mr. Guy Ofir
President
Easy Energy, Inc.
Suite 105 – 5348 Vegas Drive
Las Vegas, NV   89108

> **Re: Easy Energy, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 27, 2009**
> **File No. 0-53002**

Dear Mr. Ofir:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief